Exhibit 99.1

VNET Reports Unaudited Fourth Quarter and Full Year 2021 Financial Results

BEIJING, March 30, 2022 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) ("VNET" or the "Company"), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021. The Company will hold a conference call at 9:00 PM on March 30, 2022, U.S. Eastern Time (9:00 AM on March 31, 2021, Beijing time) to discuss the financial results. Dial-in details are provided at the end of this release.

Fourth Quarter 2021 Financial Highlights

•	Net revenues increased by 29.4% to RMB1.75 billion (US$273.9 million) from RMB1.35 billion in the same period of 2020.

•	Adjusted cash gross profit (non-GAAP) increased by 22.7% to RMB713.8 million (US$112.0 million) from RMB581.9 million in the same period of 2020. Adjusted cash gross margin (non-GAAP) was 40.9%, compared to 43.2% in the same period of 2020.

•	Adjusted EBITDA (non-GAAP) increased by 18.8% to RMB463.0 million (US$72.7 million) from RMB389.8 million in the same period of 2020. Adjusted EBITDA margin (non-GAAP) was 26.5%, compared to 28.9% in the same period of 2020.

Full Year 2021 Financial Highlights

•	Net revenues increased by 28.2% to RMB6.19 billion (US$971.3 million) from RMB4.83 billion in the full year of 2020.

•	Adjusted cash gross profit (non-GAAP) increased by 32.2% to RMB2.63 billion (US$413.3 million) from RMB1.99 billion in the full year of 2020. Adjusted cash gross margin (non-GAAP) was 42.6%, compared to 41.3% in the full year of 2020.

•	Adjusted EBITDA (non-GAAP) increased by 32.4% to RMB1.75 billion (US$275.2 million) from RMB1.32 billion in the full year of 2020. Adjusted EBITDA margin (non-GAAP) was 28.3%, compared to 27.4% in the full year of 2020.

Fourth Quarter 2021 Operational Highlights

•	Total cabinets under management net increased by 13,276 in the fourth quarter of 2021 to 78,540 as of December 31, 2021, a 46.7% year-over-year growth, compared to 53,553 as of December 31, 2020, and 65,264 as of September 30, 2021.

•	Retail IDC MRR[1] per cabinet was RMB9,301, compared to RMB9,131 in the same period of 2020 and RMB9,296 in the third quarter of 2021.

•	Compound utilization rate was 61.6%, compared to 59.8% in the third quarter of 2021.

o	Utilization rate for mature cabinets, which consisted of cabinet deliveries prior to and during 2019, was 76.7%, compared to 75.5% in the third quarter of 2021.

o	Utilization rate for ramp-up and newly-built cabinets, which consisted of cabinet deliveries in 2020 and 2021, was 39.6%, compared to 34.7% in the third quarter of 2021.

1 Retail IDC MRR refers to Monthly Recurring Revenues for the retail IDC business.

Mr. Samuel Shen, Chief Executive Officer and Executive Chairman of VNET’s Retail IDC, stated, “2021 concluded as a rewarding year for us, as we consistently executed our dual-core growth engine strategy even in the face of numerous external challenges. Underpinned by favorable government policy and longstanding digitalization trends, we continued to deliver robust growth while further diversifying our financing solutions and augmenting the resilience of our business. By committing ourselves to long-term sustainability and effectively implementing our dual-core strategy, we are uniquely and firmly positioned to deliver continued business growth and enhance our leading position in China’s data center sector. Given the evolving regulatory environment, we are planning a secondary listing on the Hong Kong Stock Exchange to provide our shareholders with an additional trading venue and protection. The timing of our contemplated secondary listing is subject to market conditions and regulatory approvals.”

Mr. Tim Chen, Chief Financial Officer of the Company, commented, “We delivered healthy results this quarter with revenue growth of 29% year-over-year and adjusted EBITDA growth of 19% year-over-year. For the full year of 2021, we met our annual guidance for cabinet delivery despite macro uncertainties and external challenges. Looking ahead, we will continue to explore various financing solutions to enhance the health of our balance sheet, capitalize on rapid growth in IDC demand, and generate increasing value for our shareholders.”

Fourth Quarter 2021 Financial Results

NET REVENUES: Net revenues in the fourth quarter of 2021 was RMB1.75 billion (US$273.9 million), representing an increase of 29.4% from RMB1.35 billion in the same period of 2020 and an increase of 11.9% from RMB1.56 billion in the third quarter of 2021. The year-over-year and quarter-over-quarter increase was mainly due to the increased demand from both wholesale and retail IDC customers, as well as the growth of revenue from cloud business.

GROSS PROFIT: Gross profit in the fourth quarter of 2021 was RMB380.0 million (US$59.6 million), representing an increase of 29.1% from RMB294.4 million in the same period of 2020 and an increase of 1.3% from RMB375.2 million in the third quarter of 2021. Gross margin in the fourth quarter of 2021 was 21.8%, compared to 21.8% in the same period of 2020 and 24.0% in the third quarter of 2021. The quarter-over-quarter decrease in gross margin was primarily attributable to the massive delivery of new cabinets in the fourth quarter of 2021, which usually have a ramp-up phase to reach the expected profit level.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, was RMB713.8 million (US$112.0 million) in the fourth quarter of 2021, compared to RMB581.9 million in the same period of 2020 and RMB674.5 million in the third quarter of 2021. Adjusted cash gross margin in the fourth quarter of 2021 was 40.9%, compared to 43.2% in both the same period of 2020 and the third quarter of 2021.

OPERATING EXPENSES: Total operating expenses in the fourth quarter of 2021 were RMB649.7 million (US$102.0 million), compared to RMB369.2 million in the same period of 2020 and RMB261.3 million in the third quarter of 2021. As a percentage of net revenues, total operating expenses in the fourth quarter of 2021 were 37.2%, compared to 27.4% in the same period of 2020 and 16.7% in the third quarter of 2021.

Sales and marketing expenses in the fourth quarter of 2021 were RMB85.5 million (US$13.4 million), compared to RMB88.9 million in the same period of 2020 and RMB36.4 million in the third quarter of 2021.

Research and development expenses in the fourth quarter of 2021 were RMB63.0 million (US$9.9 million), compared to RMB42.2 million in the same period of 2020 and RMB53.6 million in the third quarter of 2021.

General and administrative expenses in the fourth quarter of 2021 were RMB390.9 million (US$61.3 million), compared to RMB162.9 million in the same period of 2020 and RMB161.9 million in the third quarter of 2021. The increase was primarily due to one-off share-based compensation expenses.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses, compensation for postcombination employment in an acquisition, impairment of loan receivable to potential investee and impairment of long-lived assets, were RMB273.7 million (US$43.0 million) in the fourth quarter of 2021, compared to RMB215.5 million in the same period of 2020 and RMB244.0 million in the third quarter of 2021. As a percentage of net revenues, adjusted operating expenses in the fourth quarter of 2021 were 15.7%, compared to 16.0% in the same period of 2020 and 15.6% in the third quarter of 2021.

ADJUSTED EBITDA: Adjusted EBITDA in the fourth quarter of 2021 was RMB463.0 million (US$72.7 million), representing an increase of 18.8% from RMB389.8 million in the same period of 2020 and an increase of 2.8% from RMB450.4 million in the third quarter of 2021. Adjusted EBITDA in the fourth quarter of 2021 excluded share-based compensation expenses of RMB253.0 million (US$39.7 million). Adjusted EBITDA margin in the fourth quarter of 2021 was 26.5%, compared to 28.9% in both the same period of 2020 and the third quarter of 2021.

NET PROFIT/LOSS: Net loss attributable to ordinary shareholders in the fourth quarter of 2021 was RMB27.3 million (US$4.3 million), compared to a net loss of RMB1.02 billion in the same period of 2020 and a net profit of RMB156.2 million in the third quarter of 2021. Net loss attributable to ordinary shareholders in the fourth quarter of 2021 included impairment of long-lived assets of RMB109.3 million (US$17.1 million) and gains from changes in the fair value of convertible promissory notes of RMB227.8 million (US$35.8 million) due to the decrease in the Company’s stock price.

PROFIT/LOSS PER SHARE: Basic and diluted loss per share were RMB0.03 (US$0.005) and RMB0.28 (US$0.04) in the fourth quarter of 2021, respectively, which represented the equivalent of RMB0.18 (US$0.03) and RMB1.68 (US$0.24) per American depositary share ("ADS"), respectively. Each ADS represents six Class A ordinary shares.

As of December 31, 2021, the aggregate amount of the Company's cash and cash equivalents, restricted cash, and short-term investments was RMB1.71 billion (US$268.1 million).

Net cash generated from operating activities, in the fourth quarter of 2021 was RMB664.0 million (US$104.2 million), compared to RMB283.8 million in the same period of 2020 and RMB134.7 million in the third quarter of 2021.

Full Year 2021 Financial Results

NET REVENUES: Net revenues in the full year of 2021 increased by 28.2% to RMB6.19 billion (US$971.3 million) from RMB4.83 billion in the full year of 2020.

GROSS PROFIT: Gross profit in the full year of 2021 was RMB1.44 billion (US$225.7 million), representing an increase of 33.6% from RMB1.08 billion in the full year of 2020. Gross margin in the full year of 2021 was 23.2%, compared to 22.3% in the full year of 2020.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, was RMB2.63 billion (US$413.3 million) in the full year of 2021, compared to RMB1.99 billion in the full year of 2020. Adjusted cash gross margin in the full year of 2021 was 42.6%, compared to 41.3% in the full year of 2020.

OPERATING EXPENSES: Total operating expenses in the full year of 2021 were RMB1.42 billion (US$222.3 million), compared to RMB959.4 million in the full year of 2020. As a percentage of net revenues, total operating expenses in the full year of 2021 were 22.9%, compared to 19.9% in the full year of 2020.

Sales and marketing expenses in the full year of 2021 were RMB255.4 million (US$40.1 million), representing an increase of 8.7% from RMB235.0 million in the full year of 2020.

Research and development expenses in the full year of 2021 were RMB188.5 million (US$29.6 million), representing an increase of 67.0% from RMB112.9 million in the full year of 2020.

General and administrative expenses in the full year of 2021 were RMB842.4 million (US$132.2 million), representing an increase of 57.4% from RMB535.1 million in the full year of 2020.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses, compensation for postcombination employment in an acquisition, impairment of loan receivable to potential investee and impairment of long-lived assets, were RMB965.7 million (US$151.5 million) in the full year of 2021, compared to RMB756.2 million in the full year of 2020. As a percentage of net revenues, adjusted operating expenses in the full year of 2021 were 15.6%, compared to 15.7% in the full year of 2020.

ADJUSTED EBITDA: Adjusted EBITDA in the full year of 2021 was RMB1.75 billion (US$275.2 million), representing an increase of 32.4% from RMB1.32 billion in the full year of 2020. Adjusted EBITDA in the full year of 2021 excluded share-based compensation expenses of RMB320.0 million (US$50.2 million). Adjusted EBITDA margin in the full year of 2021 was 28.3%, compared to 27.4% in the full year of 2020.

NET PROFIT/LOSS: Net profit attributable to ordinary shareholders in the full year of 2021 was RMB500.1 million (US$78.5 million), compared to net loss attributable to ordinary shareholders of RMB3.18 billion in the full year of 2020. Net profit attributable to ordinary shareholders in the full year of 2021 included gains from changes in the fair value of convertible promissory notes of RMB829.1 million (US$130.1 million) due to the decrease in the Company’s stock price.

PROFIT/LOSS PER SHARE: Basic profit per share and diluted loss per share were RMB0.57 (US$0.09) and RMB0.36 (US$0.06), respectively, which represents the equivalent of RMB3.42 (US$0.54) and RMB2.16 (US$0.36) per ADS. Diluted profit/loss per share is calculated using adjusted net profit/loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

Net cash generated from operating activities in the full year of 2021 was RMB1.39 billion (US$217.8 million), compared to RMB714.2 million in the full year of 2020.

Financial Outlook

For the full year of 2022, the Company expects net revenues to be in the range of RMB7,450 million to RMB7,750 million. Adjusted EBITDA is expected to be in the range of RMB1,975 million to RMB2,125 million. The midpoints of the Company’s updated estimates imply an increase of 22.8% and 16.9% year over year in net revenues and adjusted EBITDA, respectively.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, which does not factor in any of the potential future impacts caused by the ongoing COVID-19 pandemic, and is subject to change.

Conference Call

The Company will hold a conference call at 9:00 P.M. on Wednesday, March 30, 2022, U.S. Eastern Time, or 9:00 A.M. on Thursday, March 31, 2022, Beijing Time, to discuss the financial results.

In advance of the conference call, all participants must use the following link to complete the online registration process to receive a unique registrant ID and a set of participant dial-in numbers to join the conference call.

Conference ID:	7127417
Registration Link:	http://apac.directeventreg.com/registration/event/7127417

The replay will be accessible through April 7, 2022, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	7127417

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://ir.vnet.com.

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 31, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 6,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2020	December 31, 2021
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	2,710,349	1,372,481	215,372
Restricted cash	270,450	327,767	51,434
Accounts and notes receivable, net	847,233	1,405,997	220,632
Short-term investments	285,872	-	-
Prepaid expenses and other current assets	1,866,184	2,049,911	321,673
Amounts due from related parties	75,519	167,967	26,358
Total current assets	6,055,607	5,324,123	835,469

Non-current assets:
Property and equipment, net	8,106,425	10,092,419	1,583,721
Intangible assets, net	658,195	900,335	141,282
Land use rights, net	255,373	337,235	52,920
Operating lease right-of-use assets, net	1,325,526	2,869,338	450,262
Goodwill	994,993	1,339,657	210,221
Restricted cash	135,638	8,225	1,291
Deferred tax assets, net	185,481	168,002	26,363
Long-term investments, net	135,517	98,243	15,416
Amounts due from related parties	20,562	-	-
Other non-current assets	1,500,438	1,957,462	307,169
Total non-current assets	13,318,148	17,770,916	2,788,645
Total assets	19,373,755	23,095,039	3,624,114

Liabilities and Shareholders' Equity
Current liabilities:
Short-term bank borrowings	34,000	-	-
Accounts and notes payable	289,387	493,506	77,442
Accrued expenses and other payables	1,631,563	2,298,089	360,620
Advances from customers	1,041,594	1,041,902	163,497
Deferred revenue	63,245	55,695	8,740
Income taxes payable	29,028	43,770	6,868
Amounts due to related parties	51,007	8,772	1,377
Current portion of long-term borrowings	180,328	384,158	60,283
Current portion of finance lease liabilities	403,843	244,032	38,294
Current portion of deferred government grant	2,074	2,074	325
Current portion of bonds payable	1,943,619	-	-
Current portion of operating lease liabilities	452,272	607,997	95,408
Total current liabilities	6,121,960	5,179,995	812,854

Non-current liabilities:
Long-term borrowings	886,996	2,215,015	347,584
Convertible promissory notes	3,014,057	4,266,951	669,578
Non-current portion of finance lease liabilities	688,128	1,119,751	175,713
Unrecognized tax benefits	68,696	77,573	12,173
Deferred tax liabilities	299,093	348,404	54,672
Non-current portion of deferred government grant	4,100	2,294	360
Amounts due to related parties	747,746	-	-
Non-current portion of operating lease liabilities	645,499	2,284,055	358,418
Total non-current liabilities	6,354,315	10,314,043	1,618,498

Shareholders' equity
Treasury stock	(349,523)	(349,523)	(54,848)
Ordinary shares	56	60	9
Additional paid-in capital	13,083,119	15,198,055	2,384,906
Accumulated other comprehensive loss	(55,535)	(90,443)	(14,192)
Statutory reserves	74,462	74,462	11,685
Accumulated deficit	(7,235,113)	(7,590,382)	(1,191,097)
Series A perpetual convertible preferred shares	1,047,468	-	-
Total VNET Group, Inc. shareholders’ equity	6,564,934	7,242,229	1,136,463
Noncontrolling interest	332,546	358,772	56,299
Total shareholders' equity	6,897,480	7,601,001	1,192,762
Total liabilities and shareholders' equity	19,373,755	23,095,039	3,624,114

 VNET GROUP, INC.

 CONSOLIDATED STATEMENTS OF OPERATIONS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net revenues	1,348,367	1,560,460	1,745,440	273,898	4,829,019	6,189,801	971,315
Cost of revenues	(1,053,942)	(1,185,225)	(1,365,472)	(214,272)	(3,753,008)	(4,751,771)	(745,657)
Gross profit	294,425	375,235	379,968	59,626	1,076,011	1,438,030	225,658

Operating income (expense)
Other operating income	7,619	-	-	-	7,619	-	-
Sales and marketing	(88,890)	(36,361)	(85,474)	(13,413)	(235,012)	(255,400)	(40,078)
Research and development	(42,164)	(53,591)	(63,037)	(9,892)	(112,891)	(188,489)	(29,578)
General and administrative	(162,869)	(161,930)	(390,935)	(61,346)	(535,111)	(842,354)	(132,184)
Allowance for doubtful debt	(1,321)	(9,451)	(1,028)	(161)	(2,393)	(18,399)	(2,887)
Impairment of loan receivable to potential investee	-	-	9	1	-	(2,807)	(440)
Impairment of long-lived assets	(81,619)	-	(109,267)	(17,146)	(81,619)	(109,267)	(17,146)
Total operating expenses	(369,244)	(261,333)	(649,732)	(101,957)	(959,407)	(1,416,716)	(222,313)

Operating (loss) profit	(74,819)	113,902	(269,764)	(42,331)	116,604	21,314	3,345
Interest income	4,176	9,148	8,937	1,402	31,711	31,897	5,005
Interest expense	(79,243)	(88,013)	(75,363)	(11,826)	(380,609)	(334,950)	(52,561)
Impairment of long-term investment	(13,030)	(3,495)	-	-	(13,030)	(3,495)	(548)
Other income	4,736	4,351	22,137	3,474	16,539	33,923	5,323
Other expenses	(7,926)	(3,908)	(3,498)	(549)	(36,912)	(22,700)	(3,562)
Changes in the fair value of convertible promissory notes	(957,105)	185,840	227,843	35,754	(2,544,220)	829,149	130,112
Foreign exchange gain (loss)	155,496	(16,588)	82,444	12,937	228,125	110,036	17,267
(Loss) gain before income taxes and gain (loss) from equity method investments	(967,715)	201,237	(7,264)	(1,139)	(2,581,792)	665,174	104,381
Income tax expenses	(41,210)	(29,060)	(15,549)	(2,440)	(109,336)	(111,407)	(17,482)
Gain (loss) from equity method investments	15,194	(12,027)	(1,729)	(271)	10,869	(38,666)	(6,068)
Net (loss) profit	(993,731)	160,150	(24,542)	(3,850)	(2,680,259)	515,101	80,831
Net gain attributable to noncontrolling interest	(21,647)	(3,967)	(2,736)	(429)	(29,088)	(15,003)	(2,354)
Net (loss) profit attributable to VNET Group, Inc.	(1,015,378)	156,183	(27,278)	(4,279)	(2,709,347)	500,098	78,477
Deemed distribution to Series A perpetual convertible preferred shareholders	-	-	-	-	(470,643)	-	-
Net (loss) profit attributable to the Company’s ordinary shareholders	(1,015,378)	156,183	(27,278)	(4,279)	(3,179,990)	500,098	78,477

(Loss) profit per share
Basic	(1.28)	0.18	(0.03)	(0.00)	(4.47)	0.57	0.09
Diluted	(1.28)	(0.03)	(0.28)	(0.04)	(4.47)	(0.36)	(0.06)
Shares used in (loss) profit per share computation
Basic*	802,963,713	863,643,659	867,823,835	867,823,835	716,888,919	865,352,554	865,352,554
Diluted*	802,963,713	897,643,660	901,823,836	901,823,836	716,888,919	911,591,433	911,591,433

(Loss) profit per ADS (6 ordinary shares equal to 1 ADS)
Basic	(7.68)	1.08	(0.18)	(0.03)	(26.82)	3.42	0.54
Diluted	(7.68)	(0.18)	(1.68)	(0.24)	(26.82)	(2.16)	(0.36)

 * Shares used in (loss) profit per share/ADS computation were computed under weighted average method.

 VNET GROUP, INC.

 RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	294,425	375,235	379,968	59,626	1,076,011	1,438,030	225,658
Plus: depreciation and amortization	277,543	297,046	329,929	51,773	901,497	1,182,114	185,499
Plus: share-based compensation expenses	9,882	2,211	3,932	617	15,251	13,713	2,152
Adjusted cash gross profit	581,850	674,492	713,829	112,016	1,992,759	2,633,857	413,309
Adjusted cash gross margin	43.2%	43.2%	40.9%	40.9%	41.3%	42.6%	42.6%

Operating expenses	(369,244)	(261,333)	(649,732)	(101,957)	(959,407)	(1,416,716)	(222,313)
Plus: share-based compensation expenses	72,152	2,397	249,108	39,090	121,553	306,297	48,065
Plus: compensation for postcombination employment in an acquisition	-	14,959	17,644	2,769	-	32,603	5,116
Plus: impairment of loan receivable to potential investee	-	-	(9)	(1)	-	2,807	440
Plus: impairment of long-lived assets	81,619	-	109,267	17,146	81,619	109,267	17,146
Adjusted operating expenses	(215,473)	(243,977)	(273,722)	(42,953)	(756,235)	(965,742)	(151,546)

Operating (loss) profit	(74,819)	113,902	(269,764)	(42,331)	116,604	21,314	3,345
Plus: depreciation and amortization	300,917	316,951	352,784	55,360	988,983	1,267,578	198,911
Plus: share-based compensation expenses	82,034	4,608	253,040	39,707	136,804	320,010	50,217
Plus: compensation for postcombination employment in an acquisition	-	14,959	17,644	2,769	-	32,603	5,116
Plus: impairment of loan receivable to potential investee	-	-	(9)	(1)	-	2,807	440
Plus: impairment of long-lived assets	81,619	-	109,267	17,146	81,619	109,267	17,146
Adjusted EBITDA	389,751	450,420	462,962	72,650	1,324,010	1,753,579	275,175
Adjusted EBITDA margin	28.9%	28.9%	26.5%	26.5%	27.4%	28.3%	28.3%

 VNET GROUP, INC.

 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	December 31, 2020	September 30, 2021	December 31, 2021
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) profit	(993,731)	160,150	(24,542)	(3,850)
Adjustments to reconcile net (loss) profit to net cash generated from operating activities:
Depreciation and amortization	300,917	316,951	352,784	55,360
Stock-based compensation expenses	82,034	4,608	253,040	39,707
Others	968,802	(41,287)	(8,128)	(1,275)
Changes in operating assets and liabilities
Accounts and notes receivable	35,348	(245,169)	113,974	17,885
Prepaid expenses and other current assets	(420,382)	(148,754)	93,473	14,668
Accounts and notes payable	(43,339)	51,462	1,399	220
Accrued expenses and other payables	(56,107)	113,093	70,162	11,010
Deferred revenue	11,252	5,183	(12,799)	(2,008)
Advances from customers	413,613	8,314	53,499	8,395
Others	(14,576)	(89,879)	(228,871)	(35,915)
Net cash generated from operating activities	283,831	134,672	663,991	104,197

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(772,513)	(650,599)	(935,772)	(146,843)
Purchases of intangible assets	(4,932)	(8,466)	(8,625)	(1,353)
Payments for investments	(1,522,143)	(391,522)	(566,460)	(88,890)
(Payments for) proceeds from other investing activities	(12,426)	(442,027)	374,013	58,691
Net cash used in investing activities	(2,312,014)	(1,492,614)	(1,136,844)	(178,395)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	160,996	385,364	490,815	77,020
Repayment of bank borrowings	(21,500)	(7,469)	(141,686)	(22,234)
Payments for finance lease	(87,749)	(129,699)	(97,772)	(15,343)
Payment for shares repurchase and cancellation	(130,472)	-	-	-
Repayment of 2021 Notes	-	-	(1,945,620)	(305,310)
(Payments for) proceeds from other financing activities	(86,209)	8,204	(48,644)	(7,633)
Net cash (used in) generated from financing activities	(164,934)	256,400	(1,742,907)	(273,500)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(144,757)	11,540	(7,255)	(1,141)
Net decrease in cash, cash equivalents and restricted cash	(2,337,874)	(1,090,002)	(2,223,015)	(348,839)
Cash, cash equivalents and restricted cash at beginning of period	5,454,311	5,021,490	3,931,488	616,936
Cash, cash equivalents and restricted cash at end of period	3,116,437	3,931,488	1,708,473	268,097